Exhibit 21

SUBSIDIARIES

Set forth below is a list of subsidiaries of On2 Technologies, Inc. as of December 31, 2008 and their respective jurisdictions of incorporation.

Subsidiary	Jurisdiction of Incorporation

The Duck Corporation	Delaware

On2 Technologies (UK) Limited	United Kingdom

On2 Technologies Finland Oy*	Finland

*	Direct subsidiary of On2 Technologies (UK) Limited